UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

News Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65248E203

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 65248E203
1		NAMES OF REPORTING PERSONS
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
56,237,915
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
11,148,112
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,237,915
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
7%
12		TYPE OF REPORTING PERSON*
IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.  65248E203

EXPLANATORY NOTE

This Amendment No. 5 amends and restates in its entirety the Schedule 13G filed on October 7, 2006, by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, as amended by Amendment No. 1 filed on February 4, 2009, Amendment No. 2 filed on February 4, 2010, Amendment No. 3 filed on February 14, 2011, and Amendment No. 4 filed on February 14, 2012, relating to the shares of Class B common stock (the “Class B Shares”) of News Corporation.

Item 1	Name and Address of Issuer:

	(a)	Name of Issuer:

News Corporation (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas
New York, New York 10036

Item 2	Name, Address and Citizenship of the Person Filing:

	(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”), an individual.

The Class B Shares are owned by Kingdom 5-KR-134, Ltd. (“KR-134”), a Cayman Islands company, Kingdom 5-KR-137, Ltd. (“KR-137”), a Cayman Islands company, Kingdom 5-KR-138, Ltd. (“KR-138”), a Cayman Islands company, Kingdom 5-KR-146, Ltd. (“KR-146”), a Cayman Islands company, Kingdom 5-KR-222, Ltd. (“KR-222”), a Cayman Islands company, and Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia (“KHC”).  KR-134 owns 9,780,557 Class B Shares, KR-137 owns 1,250,000 Class B Shares, KR-138 owns 3,300,000 Class B Shares, KR-146 owns 8,400,000 Class B Shares, KR-222 owns 21,659,246 Class B Shares, and KHC owns 11,848,112 Class B Shares.

KR-134, KR-137 and KR-138 are wholly-owned subsidiaries of Kingdom 5-KR-11, Ltd. (“KR-11”), a Cayman Islands company.  KR-11, KR-146 and KR-222 are wholly-owned subsidiaries of KHC.  HRH is the majority shareholder of KHC.

HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, KR-146 and KR-222, and, in turn, KR-11, as sole shareholder of KR-134, KR-137 and KR-138, has the power to appoint a majority of the directors of KR-134, KR-137 and KR-138.  Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the Class B Shares held by KR-11, KR-134, KR-137, KR-138, KR-146, KR-222 and KHC.

(b)	Address of Principal Business Office or, If None, Residence:

HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

(d)	Title of Class of Securities:

This filing relates to the shares of Class B Common Stock of the Issuer.

(e)	CUSIP Number:

65248E203.

CUSIP NO.  65248E203

Item 3	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not Applicable.

Item 4	Ownership:

As of December 31, 2012, HRH beneficially owns in the aggregate 56,237,915 Class B Shares.

(a) Amount Beneficially Owned:

56,237,915

(b) Percent of class:1/

7%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:2/

56,237,915

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

11,148,112

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

1/  Based on 798,520,953 Class B Shares outstanding as of October 26, 2012, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012.

2/   On April 18, 2012, the Issuer announced that in order to comply with U.S. federal law, and in accordance with certain provisions of the Issuer’s Restated Certificate of Incorporation, it has suspended the voting rights of a percentage of the Class B Shares held by stockholders who are not U.S. citizens.  By a notice dated September 28, 2012, the Issuer announced that it had reduced the previously announced suspension of voting rights of Class B Shares held by stockholders who are not U.S. citizens from 50% to 40%.  The Issuer also has indicated that the suspension of voting rights will remain in place for as long as the Issuer deems it necessary to maintain compliance with U.S. law and will revise the suspension of voting rights based upon the Issuer’s on-going monitoring of the level of foreign ownership.  The Issuer also has reported that the suspension of voting rights will not apply in connection with any vote on any matter in which holders of Class A Common Stock shall be entitled to vote together with holders of Class B Shares, as described in the Issuer’s Restated Certificate of Incorporation.

CUSIP NO.  65248E203

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13G is true, complete and correct.

Date: January 29, 2013
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud